Exhibit 99.1

JMU Limited Reports Fourth Quarter and Fiscal Year 2016 Audited Financial Results

Shanghai, China, May 26, 2017 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its audited financial results for the fourth quarter and full year of 2016 ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Revenues in the fourth quarter of 2016 were $20.9 million, an increase of 182.3% from $7.4 million in the fourth quarter of 2015, sequentially increased 5.3% from 19.8 million in the third quarter of 2016.

•	Gross profit was $0.7 million in the fourth quarter of 2016, improving from a gross loss of $0.6 million in the fourth quarter of 2015 and a gross loss of $0.1 million in the third quarter of 2016.

•	B2B online platform recorded gross billing of RMB4,441 million (US$640 million) in the fourth quarter of 2016, measured in terms of gross merchandise value (“GMV”), increasing 39% from gross billing of RMB3,194 million (US$479 million) in the third quarter of 2016.

Fiscal Year 2016 Highlights 2016

•	Revenues in 2016 were $73.2 million, an increase of 536.5% from $11.5 million in the year of 2015.

•	Gross profit was $0.3 million in fiscal 2016, improved from a gross loss of $1.7 million in 2015.

•	B2B online platform recorded gross billing of RMB10.9 billion (US$1.6 billion) in 2016, measured in terms of gross merchandise value (“GMV”), increasing 98.2% from gross billing of RMB5.5 billion (US$ 879 million) in 2015.

•	Active customer accounts increased to 33,449 as of December 31, 2016, increasing 42.3% from 23,500 as of December 31, 2015.

•	Third-party sellers on the Company’s JMU online marketplace has tripled to over 16,300, compared to 4,600 as the end of 2015.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased to report our fourth quarter and full year 2016 financial results, which marks the first full year since we successfully transitioned into an online B2B foodservice marketplace. The successful development of our business model -- connecting industry customers directly with suppliers and eliminating multiple layers of distributor markups – is translating into significant growth in our business. In 2016, we achieved a milestone of RMB 10 billion GMV (US$1.6 billion) thanks to the 39% GMV growth in the fourth quarter of 2016.”

“We remain focused on our mission to establish JMU as China's largest internet foodservice platform. In 2016, we strategically partnered with 29 premium source suppliers, including multiple leading brands like COFCO and Haier, as well as international source suppliers like NISSEI and Chia Tai. In collaboration with these source suppliers, our platform now exceeds over fifty thousand SKU’s which includes over eight hundred direct sale product SKU’s.”

“On the R&D front, through our coordination with Alibaba, we have successfully connected our mobile platform with Koubei, one of the largest local-foodservices platforms, to streamline digital transactions. We also broadened access to our platform and strengthened overall user engagement through improvements to our WeChat platform as well as ERP system development. ”

Recent Corporate Highlights

•	On April 11, 2017, JMU signed a partnership agreement with Zoneco Group Co., Ltd. to integrate its marine aquaculture product and logistics service with JMU’s online platform to expand its product categories and extend customers’ choice.

•	In March 2017, JMU entered into a strategic partnership with Joyoung Soymilk Maker to offer its product on JMU’s online marketplace as a source supplier.

•	In January 2017, JMU entered into a partnership agreement with the Jinyi Comprehensive Free Trade Zone to build a cross-border platform as a sub-platform of JMU's online marketplace to facilitate efficient food material import and export transactions and provide clients in the catering industry with O2O exhibitions and bonded logistics services.

•	In December 2016, JMU’s consolidated affiliated entity in China was granted the “Leading E-commerce Enterprise of Shanghai Award” by the Shanghai Municipal Commission of Commerce.

•	In December 2016, JMU partnered with Wuhan Liangzi Lake Aquatic Processing Co., Ltd. to provide their Collagen Tripeptide, Crawfish, Crab, Frozen Surimi and other kinds of products on JMU’s online platform.

Fourth Quarter 2016 Financial Performance

As previously announced, in September 2015, JMU, previously known as JM Wowo, divested Wowo Group Limited, the Company’s group buying and other non-foodservice-related businesses in an effort to build one of China's largest internet foodservice platforms, improve its profitability and streamline its business operations.

Revenues were $20.9 million for the fourth quarter of 2016, an increase of 182.3% from $7.4 million in the fourth quarter of 2015 and a sequential increase of 5.3% from 19.8 million in the third quarter of 2016. The growth of revenue in the fourth quarter 2016 was mainly due to larger order volumes from corporate clients through our online direct sales business.

Cost of revenues was $20.2 million in fourth quarter 2016, an increase of 152.5% from $8.0 million in the fourth quarter of 2015 and a sequential increase of 1.0% from $20.0 million in the third quarter of 2016, which is generally in-line with the growth of the Company’s revenues.

Gross profit for the fourth quarter of 2016 was $0.7million, as compared to gross loss of $0.6 million in fourth quarter 2015 and a gross loss of $0.1 million in the third quarter of 2016. The improvement was mainly due to well-maintained relationships with corporate clients and lower prices from suppliers for significant transaction volumes.

Operating expenses were $9.8 million in the fourth quarter of 2016, decreased 89.4% from $92.2 million in prior year period and increased 25.6% from $7.8 million in the third quarter of 2016. The decrease in operating expense from fourth quarter 2015 was mainly due to an impairment loss of $85.9 million incurred in fourth quarter 2015. Excluding the impact of impairment loss, operating expense would have been $9.8 million and $6.3 million in the fourth quarter of 2016 and 2015, respectively.

Loss from operations in fourth quarter 2016 was $9.2 million, a decrease of 90.1% from $92.8 million in fourth quarter 2015 and an increase of 16.5% from $7.9 million in the third quarter of 2016.

Net loss attributable to the Company in the fourth quarter of 2016 was $8.5 million, a decrease of 90.8% as compared to $92.3 million in the fourth quarter of 2015. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits, was $6.5 million compared to $4.7 million in the fourth quarter of 2015. For the quarter ended December 31, 2016 and December 31, 2015, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,087,060 and 1,001,754,524, respectively.

Fiscal Year 2016 Financial Performance 2016

Revenues were $73.2 million for the year of 2016, an increase of 536.5% from $11.5 million in 2015. The growth of revenue in fiscal 2016 was mainly due to larger order volumes from the third party sales business.

Cost of revenues was $72.9 million in the year of 2016, an increase of 452.3% from $13.2 million in 2015, which is generally in-line with the growth of the Company’s revenues.

Gross profit for fiscal 2016 was $0.3 million compared to gross loss of $1.7 million in 2015. The improvement was mainly due to well-maintained relationships with corporate clients and lower prices from suppliers for significant transaction volumes.

Selling and marketing expenses in 2016 increased 277.8% to $20.4 million from $5.4 million in 2015. As a percentage of total revenue, selling and marketing expense was 27.9% and 47.0% in fiscal 2016 and 2015, respectively. The increase in marketing expenses was primarily due to client promotion activities in the fourth quarter.

General and administrative expenses in 2016 were $7.5 million, a decrease of 41.9% compared to $12.9 million in 2015. The decrease in general and administrative expenses was mainly due to a one time admiration fee of $4.1 million for the merger of Wowo Ltd and JMU Ltd incurred in 2015. As a percentage of total revenues, general and administrative expenses was 10.2% and 112.2% in the fiscal year of 2016 and 2015, respectively.

Loss from operations in 2016 was $27.6 million, a decrease of 73.9% from $105.9 million in 2015.

Net loss attributable to the Company in 2016 was $25.3 million, a decrease of 75.7% as compared to $104.6 million in 2015. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits, was $17.8 million compared to $15.0 million in fiscal 2016 and 2015, respectively. For the year ended December 31, 2016 and December 31, 2015, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,474,087,060 and 1,001,754,524, respectively.

As of December 31, 2016, the Company’s cash and cash equivalents was $2.6 million, a decrease of 76.8% as compared to $11.2 million as of December 31, 2015. The decrease in cash and cash equivalents was mainly due to the operating cost and the growth of the Company’s online direct sales which requires cash outflow for products procurement. Total shareholders’ equity was $248.4 million and $304.7 million as of December 31, 2016 and 2015, respectively.

Form 20-F Filings for Year 2016

JMU filed its annual report for the year ended December 31, 2016 on Form 20-F with the Securities and Exchange Commission. The annual report on Form 20-F can be accessed and downloaded through the investor relations section of the Company's website and all shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

The Company previously received a letter from the NASDAQ Stock Market, dated May 19, 2017, notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2016. The Company has regained compliance by filing the annual report today. The announcement about the delinquency letter is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call Information

The Company will hold a conference call at 9:00 am ET (9:00 pm Beijing/Hong Kong time) on May 26, 2017 to discuss its fourth quarter and fiscal year 2016 results. Listeners may access the call by dialing:

US (Toll free): +1 855-298-3404

Hong Kong (Toll free): 800-905-927

China: 4001-200-539

Access code: 2333322

A webcast will also be available through the Company's investor relations website at http://ir.ccjmu.com.

A replay of the call will be available through June 2, 2017 by dialing:

US: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

Access code: 2333322

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Lichao Zhao, IR Director

JMU Limited

zhaolichao@ccjmu.com

Tel: +86-185-1627-8876

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended			For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	2015	2016

Revenues	7,399	19,836	20,890	11,477	73,201
Cost of revenues	(7,965)	(19,981)	(20,199)	(13,220)	(72,857)
Gross (loss) profit	(566)	(145)	691	(1,743)	344

Operating expenses:
Selling and marketing	(2,930)	(4,236)	(12,385)	(5,360)	(20,405)
General and administrative	(3,380)	(3,565)	2,543	(12,911)	(7,531)
Impairment of goodwill	(85,935)	-	-	(85,935)	-
Total operating expenses	(92,245)	(7,801)	(9,842)	(104,206)	(27,936)
Loss from operations	(92,811)	(7,946)	(9,151)	(105,949)	(27,592)
Interest income	3	5	4	7	26
Other income, net	(38)	-	39	46	39
Loss before provision for income taxes	(92,846)	(7,941)	(9,108)	(105,896)	(27,527)
Income tax benefits	578	530	624	1,250	2,234
Loss from continuing operations	(92,268)	(7,411)	(8,484)	(104,646)	(25,293)

Discontinued operations:
(Loss)/income from discontinued operations (including gain of $47,390,421 upon disposal in the year ended December 31, 2015), net of tax of nil	-	-	-	11,076	-
Net loss	(92,268)	(7,411)	(8,484)	(93,570)	(25,293)
Less: Net loss attributable to noncontrolling interests
Net loss attributable to JMU Limited	(92,268)	(7,411)	(8,484)	(93,570)	(25,293)
Accretion for Series A-1 convertible redeemable preferred shares	-	-	-	442	-
Accretion for Series A-2 convertible redeemable preferred shares	-	-	-	1,203	-
Accretion for Series B convertible redeemable preferred shares	-	-	-	720	-
Net loss attributable to holders of ordinary shares of JMU Limited	(92,268)	(7,411)	(8,484)	(95,935)	(25,293)
Net loss per ordinary share
Basic	(0.06)	(0.01)	(0.01)	(0.09)	(0.02)
Diluted	(0.06)	(0.01)	(0.01)	(0.09)	(0.02)
Net loss per ordinary share from continuing operations
Basic	(0.06)	(0.01)	(0.01)	(0.10)	(0.02)
Diluted	(0.06)	(0.01)	(0.01)	(0.10)	(0.02)
Net (loss) income per ordinary share from discontinued operations
Basic	-	-	-	0.01	-
Diluted	-	-	-	0.01	-
Net income per Series A-1 preferred share-Basic	-	-	-	0.14	-
Net income per Series A-2 preferred share-Basic	-	-	-	0.04	-
Net income per Series B preferred share-Basic	-	-	-	0.09	-
Weighted average shares used in calculating net loss per ordinary share
Basic
Continuing operations	1,476,208,670	1,476,208,670	1,474,087,060	1,001,754,524	1,474,087,060
Discontinued operations			-	1,001,754,524	-
Diluted
Continuing operations	1,476,208,670	1,476,208,670	1,474,087,060	1,001,754,524	1,474,087,060
Discontinued operations			-	1,043,473,265	-
Weighted average shares used in calculating net loss per share
Series A-1 preferred share	-	-	-	3,242,986	-
Series A-2 preferred share	-	-	-	32,429,858	-
Series B preferred share	-	-	-	8,107,465	-

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	Three Months Ended			For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	2015	2016

Net loss	(92,268)	(7,411)	(8,484)	(93,570)	(25,293)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	69	(932)	(22,111)	1,590	(33,516)
Comprehensive loss	(92,199)	(8,343)	(30,595)	(91,980)	(58,809)
Less: comprehensive loss attributable to noncontrolling interests	-	-	-	-	-
Comprehensive loss attributable to JMU Limited's shareholders	(92,199)	(8,343)	(30,595)	(91,980)	(58,809)

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	As of December 31,
	2015	2016
ASSETS:
Current assets:
Cash and cash equivalents	11,152	2,605
Accounts receivable, net of allowance of nil for 2015 and 2016	3,748	1,645
Inventories, net	94	224
Prepaid expenses and other current assets	25,282	8,678
Deferred tax assets	-	63
Amounts due from related parties	807	213
Total current assets	41,083	13,428
Non-current assets:
Property and equipment, net	478	1,978
Acquired intangible assets, net	50,563	36,274
Investment	-	720
Goodwill	250,650	221,337
Deferred tax assets	-	156
Other non-current assets	-	152
Total non-current assets	301,691	260,617
TOTAL ASSETS	342,774	274,045
LIABILITIES AND SHAREHOLDER’S EQUITY :
Current liabilities:
Accounts and notes payable (including accounts and notes payable of VIE without recourse to the Company of $3,818,023 and $2,200,292 as of December 31, 2015 and 2016, respectively)	3,831	2,200
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of $19,134,673 and $8,198,754 as of December 31, 2015 and 2016, respectively)	19,971	9,033
Advance from customers (including advance from customers of VIE without recourse to the Company of $828,437 and $2,282,353 as of December 31, 2015 and 2016, respectively)	828	2,282
Amounts due to related parties (including amounts due to related parties of VIE without recourse to the Company of $319,767 and $1,650,168 as of December 31, 2015 and 2016, respectively)	320	1,711
Total current liabilities	24,950	15,226
Non-current liabilities:
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of nil and $1,086,342 as of December 31, 2015 and 2016, respectively)	502	1,352
Deferred tax liabilities (including deferred tax liabilities of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and 2016, respectively)	12,641	9,069
Total non-current liabilities	13,143	10,421
TOTAL LIABILITIES	38,093	25,647
Commitments and contingencies
Shareholders’ equity:
Ordinary shares ($0.00001 par value; 1,827,462,652 shares authorized, 1,476,208,670 shares issued and outstanding as of December 31, 2015 and 2016)	14	15
Additional paid-in capital	630,470	632,995
Accumulated deficit	(326,711)	(352,004)
Accumulated other comprehensive income/(loss)	908	(32,608)
Total shareholders’ equity	304,681	248,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	342,774	274,045

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		Three Months Ended			For the year ended
		December 31, 2015	September 30, 2016	December 31, 2016	2015	2016
Loss from operations		92,811	7,946	9,151	105,949	27,592
Net loss attributable to JMU Ltd.		92,268	7,411	8,484	104,646	25,293

Amortization of acquired intangible assets	a	2,209	2,118	2,203	4,999	8,641
Income tax benefits	b	(578)	(530)	(624)	(1,250)	(2,234)
Share-based compensation	c		708	389	-	1,098
Impairment of goodwill	d	85,935	-	-	85,935	-

Non-GAAP loss from operation (a)(c)(d)		4,667	5,120	6,559	15,015	17,853
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		4,702	5,115	6,516	14,962	17,788

Note:

(a)	Adjustment to exclude amortization of acquired intangible assets
(b)	Adjustment to exclude income tax benefits
(c)	Adjustment to exclude share-based compensation
(d)	Adjustment to exclude impairment of goodwill